                    SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934(1)

                    THE PEREGRINE REAL ESTATE TRUST
                           (Name of Issuer)

                 COMMON SHARES OF BENEFICIAL INTEREST
                    (Title of Class of Securities)

                               713662013
                            (CUSIP Number)


                             James Evert
                       Assistant General Counsel
              The Prudential Insurance Company of America
                  Four Embarcadero Center, Suite 2700
                    San Francisco, California 94111

                          October 7, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box  [     ].

Check the following box if a fee is being paid with this statement  [     ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) [ ]   (b) [ ]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS(1)
             N/A

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
             NEW JERSEY


                                      7     SOLE VOTING POWER
                                                 682,539
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                                       0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                                 682,539

                                     10     SHARED DISPOSITIVE POWER
                                                       0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               682,539

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               14.0%

14   TYPE OF REPORTING PERSON
               BD, IC, IA

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ITEM 1.  SECURITY AND ISSUER.

      The equity securities to which this Statement on Schedule 13D relates are the Common Shares of Beneficial Interest (the "Common Shares") of The Peregrine Real Estate Trust, a California real estate investment trust (the "Issuer"), with its principal executive offices located at 1300 Ethan Way, Suite 200, Sacramento, California 95825.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement is filed on behalf of

      (1) The Prudential Insurance Company of America, a New Jersey corporation ("PIC").

      PIC is a New Jersey corporation. PIC is an insurance company. The address of PIC is Prudential Plaza, Newark, New Jersey 07102.

      (a)-(c) & (f)

      (i) The executive officers of PIC are listed below. The principal business address for each executive officer is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
------------------

Arthur F. Ryan                       Chairman of the Board, Chief
                                     Executive Officer and
                                     President

E. Michael Caulfield                 Chief Executive Officer,
                                     Prudential Investments

Michelle S. Darling                  Executive Vice President,
                                     Human Resources

Mark B. Grier                        Chief Financial Officer

Rodger A. Lawson                     Executive Vice President,
                                     Marketing and Planning

John V. Scicutella                   Executive Vice President,
                                     Operations and Systems

Robert Golden                        Chief Executive Officer, Individual
                                     Insurance Group


     Schedule I attached hereto and incorporated herein sets forth with respect to each director of PIC his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      (d)-(e)

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      During the last five years, neither PIC nor, to the best of the knowledge of PIC, any of the executive officers or directors of PIC, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION.

     On May 30, 1997, certain entities related to The TCW Group, Inc. (the "TCW Related Entities") and PIC entered into an agreement pursuant to which the TCW Related Entities agreed that at such time as PIC identified an individual to serve as trustee on the Board of Trustees of the Issuer, the TCW Related Entities would (i) use commercially reasonable efforts to cause a trustee of the Issuer nominated by the TCW Related Entities to resign, and
(ii) vote all of the shares of common stock held by the TCW Related Entities, or cause the Board of Trustees of the Issuer to take all necessary action, to elect the individual identified by PIC to the Board of Trustees of the Issuer.

     Although not parties to the letter agreement, certain entities related to Oaktree Capital Management, LLC (the "Oaktree Entities") subsequently indicated that they intended to cause certain of their representiatives who serve on the Issuer's board to vote in favor of the trustee nominated by PIC. On or about October 1, 1997, PIC informed the TCW Related Entities and the Oaktree Entities that PIC had identified Michael Joseph as a prospective member of the Issuer's board. On or about October 7, 1997, Bruce Karsh resigned from the Board of Trustees. At a meeting of the Board of Trustees on October 7, 1997, Michael Joseph was elected to the Board of Trustees.

      PIC intends to review on a continuing basis its respective investments in the Common Shares and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Common Shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, PIC may, from time to time, retain or sell all or a portion of its holdings of the Common Shares in the open market or in privately negotiated transactions and such open market and privately negotiated purchases or sales may be made at any time without further prior notice. Any actions that PIC might undertake with respect to the Common Shares will be dependent upon its review of numerous factors, including, among other things, the availability of Common Shares for purchase and the price levels of such Common Shares, general market and economic conditions as well as those in the areas in which the Issuer's properties are located, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Trustees of the Issuer, and other future developments.

     PIC plans to continue to review various alternatives available to enhance the value of the Issuer and its assets and engage in discussions with other creditors and shareholders of the Issuer regarding such alternatives. Such review and discussions may result in a decision by PIC to pursue in cooperation with the Issuer and/or other creditors and shareholders of the Company one or more restructuring options.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a) PIC may be deemed to beneficially own 682,539 of the Issuer's Common Shares, which is approximately 14.0% of the Issuer's outstanding Common Shares.

      (b) PIC has the sole power to vote and dispose, or direct the disposition, of 682,539 of the Issuer's Common Shares.

      (c) Neither PIC nor, to the best of its knowledge, any of its officers or directors has effected transactions involving the Issuer's Common Shares during the last 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER.

      On May 30, 1997, the TCW Related Entities and PIC entered into an agreement pursuant to which the TCW Related Entities agreed that at such time as PIC identified an individual to serve as a trustee on the Board of Trustees of the Issuer, the TCW Related Entities would (i) use commercially reasonable efforts to cause a Trustee of the Issuer nominated by TCW Related Entities to resign and (ii) vote all of the shares of common stock held by the TCW Related Entities, or cause the Board of Trustees of the Issuer to take all necessary action, to elect the individual identified by PIC to the Board of Trustees of the Issuer.

      Although not parties to the letter agreement, the Oaktree Entities subsequently indicated that they intended to vote their Common Shares in favor of the trustee nominated by PIC.

      At a meeting of the Board of Trustees on October 7, 1997, Michael Joseph was elected to the Board of Trustees. Thus, except as described below, there are no agreements by and between PIC and any other person regarding the transfer or voting of any Common Shares of the Issuer.

      PIC directly holds approximately 207,983 of the Common Shares in a separate account. An additional approximately 473,930 Common Shares are held by Gateway Recovery Trust, a Delaware Business Trust ("Gateway"). PIC is the asset manager and principal beneficiary of Gateway and, in its capacity as asset manager, has the sole power to direct the voting and disposition of the Common Shares held by Gateway. PIC, as asset manager of Gateway, receives a fee for managing the assets of Gateway. PIC also receives a fee with respect to the Common Shares held in the separate account. An additional 626 Common Shares are held by Prudential Securities, Inc., a Delaware corporation and subsidiary of PIC.

      The filing of this statement should not be construed as an admission that PIC is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of the shares held by any entity other than PIC or shares held by PIC in a separate account.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable
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                               SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of the 24th of October, 1997.

THE PRUDENTIAL INSURANCE COMPANY
OF AMERICA

By:__/s/__PAUL MEIRING____
   Paul Meiring
   Vice President

                                   SCHEDULE I
             DIRECTORS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

DIRECTORS

Each director is a citizen of the United States of America unless otherwise specified below:

                          Principal Occupation
Name                      Title                     Address
--------------------------------------------------------------------------------
Franklin E. Agnew         Business Consultant       One Mellon Bank Center
                                                    Suite 2120
                                                    Pittsburgh, PA 15219

Frederic E. Becker        President                 Wilentz Goldman & Spitzer
                                                    90 Woodbridge Center Drive
                                                    Suite 900
                                                    Woodbridge, NJ 07095

James G. Cullen           Vice Chairman             Bell Atlantic Corp.
                                                    1310 North Court House Road,
                                                      11th Floor
                                                    Arlington, VA 22201

Carolyne K. Davis         Health Care Advisor       Ernst & Young
                                                    1225 Connecticut Avenue, NW
                                                    Washington, DC 20036

Roger A. Enrico           Chief Executive Officer   PepsiCo
                                                    14841 North Dallas Parkway
                                                    Dallas, TX 75240

Allan D. Gilmour          Former Vice Chairman,     The Prudential Insurance
                          Ford Motor Company          Company of America
                                                    751 Broad Street
                                                    Newark, NJ 07102-3777

William H. Gray III       President and CEO         United Negro College Fund,
                                                      Inc.
                                                    8260 Willow Oaks Corp. Drive
                                                    P.O. Box 10444
                                                    Fairfax, VA 22031-4511

Jon F. Hanson             Chairman                  Hampshire Management Company
                                                    235 Moore Street,
                                                    Suite 200
                                                    Hackensack, NJ 07601

Glen H. Hiner             Chairman and CEO          Owens-Corning Corporation
                                                    One Owens Corning Parkway
                                                    Toledo, OH 45659

Constance J. Horner       Guest Scholar             The Brookings Institution
                                                    1775 Massachusetts
                                                      Avenue, NW
                                                    Washington, DC 20036-2188

Gaynor N. Kelley          Retired Chairman          Perkins Elmer Corporation
                           and CEO                  751 Broad Street, 23rd Floor
                                                    Newark, NJ 07102

Burton G. Malkiel         Professor                 Princeton University
                                                      Dept. of Economics
                                                    110 Fisher Hall
                                                    Prospect Avenue
                                                    Princeton, NJ 08544-1021

Arthur F. Ryan            Chairman, CEO             The Prudential Insurance
                          and President               Company of America
                                                    751 Broad Street
                                                    Newark, NJ 07102

Ida F.S. Schmertz         Principal                 Investment Strategies
                                                       International
                                                    751 Broad Sreet, 23rd Floor
                                                    Newark, NJ 07102

Charles R. Sitter         Former President          Exxon Corporation
                                                    225 East John W.
                                                    Carpenter Freeway
                                                    Irving, TX 75602

Donald L. Staheli         Chairman and CEO          Continental Grain Company
                                                    277 Park Avenue
                                                    New York, NY 10172

Richard M. Thomson        Chairman and CEO          The Toronto-Dominion Bank
(Canadian Citizen)                                  P.O. Box 1
                                                    Toronto-Dominion Centre
                                                    Toronto, Ontario
                                                    Canada M5K 1A2

James A. Unruh            Chairman and CEO          Unisys Corporation
                                                    Township Line and Union
                                                      Meeting Roads
                                                    P.O. Box 500
                                                    Blue Bell, PA 19424-0001

P. Roy Vagelos, M.D.      Former Chairman and CEO   Merck & Co., Inc.
                                                    One Crossroads Drive
                                                    Building A, 3rd Floor
                                                    Bedminster, NJ 07921

Stanley C. Van Ness,      Counselor at Law          Picco Herbert Kennedy
Esq.                                                One State Street Square
                                                    Suite 1000
                                                    Trenton, NJ 08607-1388

Paul A. Volcker           Chairman and CEO          Wolfensohn & Co., Inc.
                                                    599 Lexington Avenue
                                                    New York, NY 10022

Joseph H. Williams        Director                  The Williams Companies, Inc.
                                                    One Williams Center
                                                    Tulsa, OK 74172